# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VanEck ETF Trust, CIK 0001137360
CUSIP: 92189H649
Title of class of securities: Shares
Address of issuer's principal executive offices: 666 THIRD AVENUE, 9TH FLOOR, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 10/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001133639

## Reporting persons
- New York Life Investment Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 566,072; shared voting power 0; sole dispositive power 566,072; shared dispositive power 0; aggregate amount beneficially owned 566,072 (5.09% of the class)

## Item 1. Issuer
Name of issuer: VanEck ETF Trust
Address of issuer's principal executive offices:
666 THIRD AVENUE, 9TH FLOOR, NEW YORK, NEW YORK
10017

## Item 2. Person Filing
Name of person filing: New York Life Investment Management LLC
Address of principal business office or, if none, residence:
51 MADISON AVE
New York, New York
10010
Citizenship: New York Life Investment Management LLC - NEW YORK

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 566,072
Percent of class: 5.09
Sole power to vote or to direct the vote: New York Life Investment Management LLC - 566,072
Shared power to vote or to direct the vote: New York Life Investment Management LLC - 0
Sole power to dispose or to direct the disposition: New York Life Investment Management LLC - 566,072
Shared power to dispose or to direct the disposition: New York Life Investment Management LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- New York Life Investment Management LLC: Paul Vengrow, Paul Vengrow, Corporate Vice President (11/03/2026)